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                                                                Exhibit 99.8

OPEN WHEEL RACING SERIES LLC

CONTACT: Wendy Gabers
Phone: 517-337-2600

             OPEN WHEEL RACING ANNOUNCES ALTERNATIVE PROPOSAL

LANSING, Mich. (Dec. 2, 2003) - Open Wheel Racing Series LLC ("OWRS") today announced that it proposed to Championship Auto Racing Teams, Inc. (OTCBB:
CPNT.OB) ("Championship") that it acquire certain assets of Championship or CART, Inc. Open Wheel made the proposal during a meeting with representatives of Championship where it became clear that Championship is unlikely to fulfill one or more of the conditions to closing of the previously announced merger agreement. The purpose of the proposal is to permit OWRS to continue the CART racing series next year.

The plan proposes that OWRS would acquire certain assets of Championship and its wholly owned subsidiary, CART, Inc. In order to permit Championship to operate until a transaction closes, OWRS would provide secured financing to Championship in an amount to be determined. Championship is currently considering the proposal.

According to OWRS partner Paul Gentilozzi: "This proposal would allow OWRS to acquire the assets necessary to continue the CART racing tradition into 2004. OWRS expects to retain a sufficient number of cars to meet CART's contractual obligations with our race promoters.

"OWRS plans to maintain, and ultimately expand the CART racing series in the Americas and throughout the world. While OWRS is disappointed that the previously announced transaction appears no longer feasible, it remains committed to the CART racing series."